Exhibit 99.1

Press release 3 June 2015

Interxion Announces 18.6 Million Share Distribution

By Baker Communications Fund II

AMSTERDAM – 3 June 2015 – Interxion Holding N.V. (NYSE: INXN), a leading European provider of carrier and cloud-neutral colocation data centre services, announced today that after the closing of the NYSE on Tuesday 2 June 2015, Lamont Finance N.V. and Baker Communications Fund II, L.P. requested that Interxion instruct its Transfer Agent, American Stock Transfer & Trust Company, to remove the restrictive legend on all of the 18,657,592 Interxion shares held by Lamont Finance N.V. and Baker Communications Fund II, L.P.

Baker Capital has informed Interxion that it intends to make a pro rata distribution-in-kind of these shares immediately to the partners of Baker Communications Fund II (Cayman) L.P. and Baker Communications Fund II L.P., which funds had made their initial acquisition of Interxion shares in 2000. Under the terms of the undertaking executed by Baker Capital in support of the proposed transaction between Interxion and Telecity Group plc, it was contemplated that Baker Capital would make a full distribution of its shares to its partners upon the closing of the transaction. The distribution is being made now following the termination of the proposed transaction with Telecity Group plc and the related undertaking executed by Baker Capital. Following the distribution, Baker Capital will own shares constituting less than 1% of the outstanding ordinary shares of Interxion.

Interxion stated that this distribution will not have any effect upon the total number of shares outstanding.

About Interxion

Interxion (NYSE: INXN) is a leading provider of carrier and cloud-neutral colocation data centre services in Europe, serving a wide range of customers through 39 data centres in 11 European countries. Interxion’s uniformly designed, energy efficient data centres offer customers extensive security and uptime for their mission-critical applications.

With over 500 connectivity providers, 20 European Internet exchanges, and most leading cloud and digital media platforms across its footprint, Interxion has created connectivity, cloud, content and finance hubs that foster growing customer communities of interest. For more information, please visit www.interxion.com.

Contact Information:

Jim Huseby

Investor Relations

Interxion

Tel: +1-813-644-9399

IR@Interxion.com